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March 22, 2011

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attention: Mr. John Reynolds and Mr. David Link

Re:	Asia Green Agriculture Corporation, formerly known as SMSA Palestine Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed February 22, 2011
File No. 333-169486
Form 8-K/A filed January 18, 2011
File No. 000-53343

Ladies and Gentlemen:

On behalf of our client, Asia Green Agriculture Corporation, formerly known as SMSA Palestine Acquisition Corp. (the “Company”) and in response to the Staff’s comments, we are filing an amended registration statement on Form S-1 and an amended Form 8-K. The amended registration statement and Form 8-K have been marked to indicate changes from the previous Form S-1/A filed on February 22, 2011 and Form 8-K/A filed on February 22, 2011, respectively.

The Company has responded to the Staff’s comment letter dated March 9, 2011 either by revising the registration statement and/or Form 8-K to comply with the comments, or by providing an explanation if the Company has not revised the registration statement and/or Form 8-K.

The Company’s response to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, and, unless otherwise indicated, the page number references related to the marked version of the enclosed registration statement):

Amendment No. 4 to Registration Statement on Form S-1

Our Business, page 23
Our Operations, page 24

1. Please update your disclosure, here, in your MD&A and elsewhere as appropriate, regarding your “anticipated expansion for 2010.” In this regard, we note the estimated acreage for 2010 in the table on page 25 and 42. We also note your statements on page 25 regarding “as of the time of this Prospectus.”

In response to the Staff’s comment, the Company has updated the disclosure as requested.

Mr. John Reynolds and Mr. David Link
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 22, 2011

Competition, page 33

2. We partially reissue comment three of our letter dated February 3, 2011. We note your revised disclosure regarding your belief that most of your competitors have not received the quality certifications you have received and your supplemental disclosure that you believe this is true because many of your competitors are small manufacturers. In this regard, please revise your disclosure to also clarify your competitive position in relation to “[y]our existing and potential competitors [that] may have more resources than [you] do.” It seems that such competitors may have the resources to obtain similar certifications.

In response to the Staff’s comment, the Company has updated the disclosure on page 33 as requested.

3. Furthermore, provide more detailed disclosure on whether you primarily compete with companies having greater or lesser resources than you.

In response to the Staff’s comment, the Company has updated the disclosure on p. 33 as requested.

4. We partially reissue comment four of our letter dated February 3, 2011. Please revise your prospectus as appropriate to discuss the recent launch of your seasoned bamboo shoot product. Furthermore, clarify your statement on page 33 regarding your “relatively frequent new product launches” to specify that you have only launched two new products.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 26 to discuss the launch of its seasoned bamboo shoot product, and revised the Registration Statement on page 33 to identify the approximate number of products it has released since 2005. The Company respectfully submits that this number demonstrates it has conducted relatively frequent product launches by the standard of its industry in China. The Company also notes that the seasoned bamboo shoot was one of the Company’s two most recent product launches, which is why it was referenced in response to the Staff’s prior comment (the other most recent product launch was high PH bamboo shoot).

Regulation, page 35

5. Revise your regulation disclosure to specifically address the effect of Chinese laws and regulations regarding the company’s corporate structure, foreign ownership, and ability to pay dividends along with any governmental approvals needed. We note your disclosure in the risk factor section

In response to the Staff’s comment, the Company has revised the disclosure on page 36 as requested.

Corporate Structure and History, page 39

Mr. John Reynolds and Mr. David Link
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 22, 2011

Our Corporate History, page 39

6. We partially reissue comment six of our letter dated February 3, 2011. We note your revised disclosure in the first paragraph of page 41 regarding the termination of the trust agreement between Mr. Cai Yangbo and Mr. Zhan Youdai. It remains unclear to us why the trust agreement was entered into between Mr. Yangbo and Mr. Youdai and why such agreement was cancelled immediately prior to the share exchange transaction. Please revise your disclosure in this section, and elsewhere as appropriate, to clarify. Also address the consideration Mr. Yangbo paid in connection with the termination of the trust agreement for the equity interest in the company.

In response to the Staff’s comment, the Company respectfully submits that the revised disclosure accurately states the material facts and terms of the trust agreement. The Company understands that the two individuals involved were advised in connection with the transaction and that the trust agreement was entered into in order to comply with Chinese law. However, the Company does not wish to speculate on the rationale for two private individuals to enter into the trust agreement or to terminate it. Mr. Cai Yangbo has informed the Company that he was not paid consideration in connection with the termination of the trust agreement.

Executive Compensation, page 60

7. We partially reissue comment 10 of our letter dated February 3, 2011. Please revise to provide the narrative disclosure required by Item 402(o) of Regulation S-K with respect to Mr. Zhan, Mr. Zhang and Mr. Tsang. For example, (a) explain any fluctuations in the salaries of your named executive officers over the years described, (b) discuss Mr. Tsang’s compensation before he entered into the employment agreement and reconcile his compensation listed in the summary compensation table with your narrative disclosure, and (c) reconcile the salary stated in Mr. Zhang’s employment contract with the yearly salaries listed in your summary compensation table.

In response to the Staff’s comment, the Company has updated the disclosure on page 60 as requested.

8. Please revise to indicate the amount of stock options granted to Mr. Tsang on February 14, 2011.

In response to the Staff’s comment, the Company has updated the disclosure on page 61 as requested.

Experts, page 72

9. Revise this section to provide the correct name of the company whose financial statements are presented in the Form S-1. Delete all references to Fujian Yada Group Ltd. and to SMSA Palestine Acquisition Corp.

In response to the Staff’s comment, the Company has updated the disclosure as requested.

Mr. John Reynolds and Mr. David Link
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 22, 2011

Financial Statements

10. Revise the financial statements to give retroactive effect to the 2.5 -for-1 share forward stock split that was effective on January 18, 2011. Refer to SAB Topic 4.C. Note that the financial statements in the Form 8-K do not require restatement for the stock split.

In response to the Staff’s comment, the financial statements have been revised as requested.

Form 8-K/A filed February 22, 2011

11. Please revise the Form 8-K to conform to any changes made as a result of our comments above, as necessary.

In response to the Staff’s comment, the Company has made conforming changes to the Form 8-K as requested.

Mr. John Reynolds and Mr. David Link
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 22, 2011

* * *

We greatly appreciate the Staff’s cooperation in reviewing the enclosed draft. If you have any questions regarding either the enclosed draft or the proposed transaction, please call Jamie Mercer in San Diego, 858.720.7469 (office) or 619.863.3341(mobile), or Don Williams in Shanghai, +86(21)2321.6018 (office) or +86.1361.182.3710 (mobile).

If the Staff has further comments, please kindly fax them to Jamie Mercer at 858.523.6705.

Sincerely,

/s/ Don S. Williams
Don S. Williams

Enclosures

cc:	Mr. Zhan Youdai Mr. Tsang Yin Chiu Stanley Mr. Jamie Mercer Mr. Alfred Chung